

June 30, 2010

By U.S. Mail and Facsimile to (303) 293-5475

Daniel M. Quinn
President and Chief Executive Officer
Guaranty Bancorp
1331 Seventeenth Street, Suite 300
Denver, Colorado 80202

      Re: **Guaranty Bancorp**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 0-51556

Dear Mr. Quinn:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2009, and we have no further comments.

Sincerely,

William Friar
Senior Financial Analyst